UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Horizon Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44047T109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44047T109

1.	Names of Reporting Persons. Sutter Hill Ventures, a California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,296,728*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,296,728*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,296,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) PN

* See Appendix A, Note 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons. David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 181,419*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 181,419*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,478,147

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 3.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 270,913*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 270,913*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,567,641

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 4.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 320,144*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 320,144*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,872

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 5.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 588,898*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 588,898*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,885,626

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 6.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 56,922*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 56,922*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,353,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 7.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 76,727*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 76,727*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,373,455

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 8.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 230,092*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 230,092*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,820

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 9.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 35,658*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 35,658*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,332,386

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 10.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,010*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 8,010*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,304,738

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 11.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,471*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 5,471*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,302,199

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 12.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,389*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 10,389*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,307,117

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 13.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,389*

	6.	Shared Voting Power 3,296,728**

	7.	Sole Dispositive Power 10,389*

	8.	Shared Dispositive Power 3,296,728**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,307,117

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 14.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

Item 1.
	(a)	Name of Issuer Horizon Pharma, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 520 Lake Cook Road, Suite 520, Deerfield, IL 60015

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 44047T109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 14
(b) Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 14
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 14. Messrs. Anderson, Baker, Younger, Coxe, Gaither, White, Bird, Sweet, Sheehan, Speiser, Dyckerhoff and Pullara are Managing Directors of the General Partner of Sutter Hill Ventures, a California Limited Partnership, and as such, they share voting and dispositive power over the shares held by the partnership.  All ownership information is presented as of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Appendix A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/1/2014
Date

Sutter Hill Ventures, a California Limited Partnership

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird, Managing Director of the General Partner

/s/Robert Yin
Robert Yin, Attorney-in-Fact for David L. Anderson

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James C. Gaither

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David E. Sweet

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Andrew T. Sheehan

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

APPENDIX A TO SCHEDULE 13G — HORIZON PHARMA, INC.

	Aggregate Number of
	Shares Beneficially Owned as of December 31, 2013				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, a California Limited Partnership	3,296,728	Note 1			5.0%

David L. Anderson	181,419	Note 3			0.3%
			3,478,147	Note 2	5.2%

G. Leonard Baker, Jr.	270,913	Note 4			0.4%
			3,567,641	Note 2	5.4%

William H. Younger, Jr.	320,144	Note 5			0.5%
			3,616,872	Note 2	5.4%

Tench Coxe	588,898	Note 6			0.9%
			3,885,626	Note 2	5.9%

James C. Gaither	56,922	Note 7			0.1%
			3,353,650	Note 2	5.1%

James N. White	76,727	Note 8			0.1%
			3,373,455	Note 2	5.1%

Jeffrey W. Bird	230,092	Note 9			0.3%
			3,526,820	Note 2	5.3%

David E. Sweet	35,658	Note 10			0.1%
			3,332,386	Note 2	5.0%

Andrew T. Sheehan	8,010	Note 11			0.0%
			3,304,738	Note 2	5.0%

Michael L. Speiser	5,471	Note 12			0.0%
			3,302,199	Note 2	5.0%

Stefan A. Dyckerhoff	10,389	Note 13			0.0%
			3,307,117	Note 2	5.0%

Samuel J. Pullara III	10,389	Note 14			0.0%
			3,307,117	Note 2	5.0%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304.

The partnerships are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a citizen of Germany and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 458,902 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Sutter Hill Ventures, a California Limited Partnership of which the reporting person is a Managing Director of the General Partner.

Note 3:  Comprised of 49,679 shares (including 8,390 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Anderson Living Trust of which the reporting person is the trustee, 35,636 shares held in a retirement account for the benefit of the reporting person, 78,604 shares (including 14,362 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner and 17,500 shares (including 3,500 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by Starfish Holdings, LP of which the reporting person is the trustee of a trust which is the General Partner.

Note 4:  Comprised of 53,342 shares (including 9,046 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Baker Revocable Trust of which the reporting person is a trustee, 33,178 shares held in a retirement account for the benefit of the reporting person and 184,393 shares (including 30,178 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.

Note 5:  Comprised of 76,182 shares (including 16,748 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 30,590 shares held by a retirement account for the benefit of the reporting person and 213,372 shares (including 31,403 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 6:  Comprised of  266,812 shares (including 45,200 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Coxe Revocable Trust of which the reporting person is a trustee, 251,601 shares (including 40,137 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by a retirement account for the benefit of the reporting person and 70,485 shares held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner.

Note 7: Comprised of 874 shares held in the individual’s name, 28,871 shares (including 4,428 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Gaither Revocable Trust of which the reporting person is the trustee and 27,177 shares (including 4,417 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 8: Comprised of 37,451 shares (including 9,776 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The White Revocable Trust of which the reporting person is a trustee, 11,250 shares (including 2,250 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in retirement accounts for the benefit of the reporting person, 21,873 shares of held by RoseTime Partners L.P. of which the reporting person is a trustee of a trust which is the General Partner,  2,353 shares (including 294 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Sierra Trust of which the reporting person is the trustee and 3,800 shares owned by a child of the reporting person.

Note 9: Comprised of 200,091 shares (including 21,685 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 6,250 shares (including 1,250 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in a retirement account for the benefit of the reporting person, 8,750 shares (including 1,750 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the General Partner and 15,001 shares of common stock issuable upon exercise of director’s options which are fully vested and exercisable within 60 days after 12/31/13.

Note 10: Comprised of 4,982 shares (including 297 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 30,676 shares (including 4,869 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in retirement accounts for the benefit of the reporting person.

Note 11: Comprised of 8,010 shares (including 1,179 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 12: Comprised of 4,087 shares (including 530 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Speiser Trust of which the reporting person is a trustee and 1,384 shares (including 277 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by a retirement account for the benefit of the reporting person.

Note 13: Comprised of 10,389 shares held in the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee.

Note 14: Comprised of 10,389 shares held in The Pullara Revocable Trust of which the reporting person is a trustee.